June 21, 2013

VIA EDGAR SUBMISSION AND COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: William H. Thompson

Re:	Exelon Corporation Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 22, 2013 File No. 1-16169

Ladies and Gentlemen:

We are writing in response to the comment contained in the Staff’s comment letter dated June 7, 2013 (the “Comment Letter”) with respect to Exelon Corporation’s (“Exelon”) Form 10-K for Fiscal Year Ended December 31, 2012, as filed with the Commission on February 22, 2013 (“2012 Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comment contained in the Staff’s Comment Letter along with Exelon’s response. The response to this letter is provided on a supplemental basis.

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Item 8. Financial Statements and Supplementary Data, page 181

Combined Notes to Consolidated Financial Statements, page 216

Note 19. Commitments and Contingencies (Exelon, Generation, ComEd, PECO and BGE), page 377

Federal Energy Regulatory Commission Investigation (Exelon and Generation), page 398

1. With reference to applicable GAAP literature, please explain to us why the full amount of the civil penalty and disgorgement settlement was not recorded as a liability when accounting for the merger with Constellation. In this regard, we note that the merger with Constellation was completed on March 12, 2013 and Constellation announced on March 9, 2013 that it had resolved the FERC investigation.

Response:

Prior to Exelon’s March 12, 2012, merger with Constellation Energy Group. Inc. (“Constellation”), the Federal Energy Regulatory Commission (“FERC”) staff in the Office of Enforcement, Division of Investigations, conducted an investigation of Constellation Energy Commodities Group’s (“CECG”) virtual transactions and physical schedules in and around the New York ISO from September 2007 through December 2008. The FERC investigation was related solely to Constellation’s pre-merger power trading activities, and was initiated in 2008 prior to the merger discussions between Exelon and Constellation. On March 9, 2012, FERC approved a Stipulation and Consent Agreement (“Agreement”) between CECG and FERC’s Office of Enforcement to resolve FERC Staff’s allegations that CECG violated FERC’s power trading Anti-Manipulation Rule for physical and financial electric energy trading activities.

Pursuant to the Agreement, under which CECG neither admitted nor denied any violations as alleged by FERC Staff, CECG agreed to pay a $135 million civil penalty and $110 million for disgorgement of alleged “unjust profits” (including interest). CECG paid the total $245 million settlement amount by March 31, 2012.

Exelon and Exelon Generation Company, LLC (“Generation”) management evaluated the settlement for financial reporting purposes, and determined that approximately $195 million met the criteria for being recorded by Exelon and Generation as expense, and $50 million met the criteria for being recorded in acquisition accounting.

As noted above, FERC approved the Agreement prior to Exelon’s acquisition of Constellation. As a result, Exelon looked first to the accounting guidance in ASC 805-10-25-20 through ASC 805-10-25-23 and ASC 805-10-55-18 Business Combinations—Determining What Is Part of the Business Combination Transaction, to determine if the settlement reached in the Agreement should be accounted for by Exelon or Constellation.

ASC 805-10-25-21 states that “A transaction [in this case, the Agreement] entered into by or on behalf of the acquirer or primarily for the benefit of the acquirer or the combined entity, rather than primarily for the benefit of the acquiree (or its former owners) before the combination, is likely to be a separate transaction” that should not be included in applying the acquisition method of accounting.

ASC 805-10-55-18 also provides factors to consider in determining whether a transaction (i.e., the Agreement) is part of the exchange with the acquiree or whether the transaction is separate from the business combination. Such factors that we considered included:

a. The reasons for the transaction. Understanding the reasons why the parties to the combination (the acquirer, the acquiree, and their owners, directors, managers, and their agents) entered into a particular transaction or arrangement may provide insight into whether it is part of the consideration transferred and the assets acquired or liabilities assumed.

b. Who initiated the transaction. Understanding who initiated the transaction may also provide insight into whether it is part of the exchange for the acquiree. For example, a transaction or other event that is initiated by the acquirer may be entered into for the purpose of providing future economic benefits to the acquirer or combined entity with little or no benefit received by the acquiree or its former owners before the combination. On the other hand, a transaction or arrangement initiated by the acquiree or its former owners is less likely to be for the benefit of the acquirer or the combined entity and more likely to be part of the business combination transaction.

c. The timing of the transaction. The timing of the transaction may also provide insight into whether it is part of the exchange for the acquiree. For example, a transaction between the acquirer and the acquiree that takes place during the negotiations of the terms of a business combination may have been entered into in contemplation of the business combination to provide future economic benefits to the acquirer or the combined entity. If so, the acquiree or its former owners before the business combination are likely to receive little or no benefit from the transaction except for benefits they receive as part of the combined entity.

Under section 6.1 (b) (xviii) of the Agreement and Plan of Merger dated as of April 28, 2011 (the “Merger Agreement”), as a condition of closing, Exelon’s consent was required for any settlement agreement entered into by Constellation in excess of $100 million. The Constellation settlement with FERC triggered this consent requirement. Exelon consented to the Agreement, and in fact encouraged it, to avoid expensive, protracted litigation with FERC, which could have damaged the reputation of the newly formed combined power marketing business and distracted management from effectively integrating and fully realizing the expected benefits of the merger transaction. The Agreement was, however, dependent on the successful closing of the merger with Constellation. Accordingly, we concluded, based on the aforementioned accounting guidance, that a portion of the overall settlement be treated as a separate transaction cost and not included in the application of acquisition accounting.

At the same time, the Agreement was contingent on the successful closing of the merger between Exelon and Constellation, such that Constellation would not have been bound by the Agreement in the event the merger did not close, and FERC’s investigation would have remained open. As such, we concluded that a portion of the settlement amount in the Agreement represented resolution of a pre-acquisition contingency. Under guidance set forth in ASC 805-20-25-19, Business Combinations—Identifiable Assets and Liabilities, and Any Non-Controlling Interests – Recognition—Acquisition Date Fair Value Determinable during Measurement Period, pre-acquisition contingencies of acquired companies shall be recorded on the opening balance sheet of the acquired company and measured at fair value as of the acquisition date, if such fair value is determinable (i.e., The estimated amount Exelon and Generation would have been required to pay for an independent, third party market participant to assume the exposure associated with the FERC investigation.)

In evaluating the FERC Staff’s allegations, Constellation and Exelon each hired independent economists to analyze the Constellation energy trading positions under investigation. The economists calculated conservatively high estimates of potential unjust profit amounts in a range of approximately $40 million to $60 million, and shared their conclusions with both FERC Staff and each company’s respective Board of Directors. Exelon’s economist also shared with Exelon’s Board a separate analysis deriving potential unjust profits in a range of $20 million to $60 million. Based in part on these analyses, and on discussions with both internal and external counsel, Exelon and Generation determined $50 million to be a reasonable estimate of the fair value of the pre-acquisition investigation contingency, which was reflected as a liability in the application of acquisition accounting.

The remaining $195 million of the total $245 million settlement amount in excess of the $50 million was expensed by Exelon and Generation to represent, as previously discussed, costs incurred primarily for the benefit of Exelon and Generation that should not be included in applying the acquisition method of accounting in accordance with the guidance in ASC 805-10-55-18 and ASC 805-10-25-20 through ASC 805-10-25-23, as set forth above.

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Exelon acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at (312) 394-4736.

Very truly yours,

/s/ Duane M. DesParte

Duane M. DesParte

Senior Vice President and Corporate Controller

Exelon Corporation

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